August 24, 2020

Via Email

Rolf Wenzel
Governor
Council of Europe Development Bank
55, avenue Kl  ber
75116 Paris, France

Re:      Council of Europe Development Bank
         Registration Statement under Schedule B
         Filed July 29, 2020
         File No. 333-240160

         Form 18-K for Fiscal Year Ended December 31, 2019
         Filed April 7, 2020
         Form 18-K/A for Fiscal Year Ended December 31, 2019
         Filed June 3, 2020
         File No. 333-164460

Dear Mr. Wenzel:

        We have reviewed your filings and have the following comment. Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your documents and the information you provide in response to this comment, we may have additional comments.

General

      1. Please update your disclosure or include a recent developments section, as necessary, to discuss any material effects of the coronavirus pandemic on your business and operations.

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Rolf Wenzel
Council of Europe Development Bank
August 24, 2020
Page 2

       Please contact Matt McNair, Senior Special Counsel, at 202-551-3582 or Michael Coco,
Office Chief, at 202-551-3253 with any questions.

                                                        Sincerely,

                                                        Office of International
Corporate
                                                        Finance

cc:    Krystian Czerniecki
       Sullivan & Cromwell LLP